May 19, 2026

Barbara Humpton
Chief Executive Officer
USA Rare Earth, Inc.
100 W. Airport Road
Stillwater, OK 74075

        Re: USA Rare Earth, Inc.
            Registration Statement on Form S-3
            Filed May 13, 2026
            File No. 333-295835
Dear Barbara Humpton:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Joel Rubinstein, Esq.